EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the Third Quarter of 2021 and Declares a Quarterly Cash Dividend
MONACO - December 8, 2021 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended September 30, 2021.
The Company also announced that on December 8, 2021 its Board of Directors declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
The Company’s results for the three and nine months ended September 30, 2021 include the impact of Seajacks International Limited’s (“Seajacks”) earnings during the period from August 12, 2021 (the date the acquisition was complete) through September 30, 2021. Since the completion of the acquisition, the operations of the Company are primarily those of Seajacks as the Company completed its exit from the dry bulk industry in July 2021.
The preliminary allocation of the purchase price used in the financial information is based upon a preliminary valuation. The estimated fair values of certain assets and liabilities have been determined with the assistance of a third-party valuation firm. Our estimates and assumptions are preliminary and accordingly are subject to change upon finalization of the valuation.
Results for the Three and Nine Months Ended September 30, 2021 and 2020
•For the third quarter of 2021, the Company’s GAAP net loss was $0.9 million, or $0.06 per diluted share, including:
◦a gain on bargain purchase of Seajacks of $54.8 million, or $3.68 per diluted share, based upon the Company’s preliminary fair value estimates, which are subject to change upon finalization of the valuation;
◦transaction costs of approximately $48.1 million, or $3.23 per diluted share related to the acquisition of Seajacks. These include compensation, consulting, legal, accounting and auditing fees and are included in general and administrative expenses on the Statement of Operations;
◦a gain on vessels sold of approximately $0.8 million, or $0.06 per diluted share;
◦the write-off of $0.2 million, or $0.01 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and
◦a loss of approximately $7.5 million and cash dividend income of $0.2 million, or $0.49 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.

•Total vessel revenues for the third quarter of 2021 were $34.4 million, compared to $46.7 million for the same period in 2020. Third quarter 2021 revenues were primarily generated by the wind turbine installation vessels as the remaining drybulk vessels the Company owned or chartered in were delivered or redelivered to their buyers or owners. During the third quarter of 2021 the Seajacks Scylla provided transportation and installation services for an offshore wind farm project in China, the Seajacks Zaratan was fully utilized installing foundations at the Akita offshore wind farm, and the Seajacks Hydra provided offshore wind turbine maintenance, as well as maintenance on an offshore gas production platform in the Southern North Sea.

•For the third quarter of 2020, the Company’s GAAP net loss was $36.6 million, or $3.12 per diluted share. These results include a non-cash loss of approximately $3.7 million and cash dividend income of $0.2 million, or $0.30 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and a write-down of assets of approximately $19.6 million, or $1.67 per diluted share, related to the classification of the SBI Rock as held for sale and the agreement to sell the SBI Sousta, both of which are Kamsarmax drybulk vessels.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the third quarter of 2021 was $14.1 million and EBITDA for the third quarter of 2020 was a loss of $13.9 million (see Non-GAAP Financial Measures below).
•For the third quarter of 2021, the Company’s adjusted net loss was $8.2 million, or $0.56 adjusted per diluted share, which includes the gain on bargain purchase of Seajacks of $54.8 million, or $3.68 per diluted share, transaction costs of approximately $48.1 million, or $3.23 per diluted share related to the acquisition of Seajacks, a gain on vessels sold of approximately $0.8 million, or $0.06 per diluted share, and the write-off of $0.2 million, or $0.01 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold.
•For the third quarter of 2020, the Company’s adjusted net loss was $17.0 million, or $1.45 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $19.6 million relating to the classification of one Kamsarmax drybulk vessel as held for sale and the agreement to sell another.
•Adjusted EBITDA for the third quarter of 2021 was $0.7 million compared to $5.7 million in the prior year period (see Non-GAAP Financial Measures below).
•For the first nine months of 2021, the Company’s GAAP net income was $54.0 million, or $4.41 per diluted share, including:
◦a gain on bargain purchase of Seajacks of $54.8 million, or $4.47 per diluted share;
◦transaction costs of approximately $48.1 million, or $3.93 per diluted share related to the acquisition of Seajacks;
◦a gain on vessels sold of approximately $22.8 million, or $1.86 per diluted share, which is primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (NASDAQ: SBLK) (“Star Bulk”) and Eagle Bulk Shipping Inc. (NASDAQ: EGLE) (“Eagle”) received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle;
◦the write-off of $7.2 million, or $0.59 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and
◦a gain of approximately $21.3 million and cash dividend income of $0.6 million, or $1.79 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and the sale of the Eagle and Star Bulk shares received as a portion of the consideration for the vessel sales to these counterparties.
•For the first nine months of 2020, the Company’s GAAP net loss was $206.4 million, or $23.34 per diluted share, including a loss of approximately $106.7 million and cash dividend income of $0.9 million, or $11.97 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a write-down of assets of approximately $36.6 million, or $4.14 per diluted share, related to the classification of four drybulk vessels as held for sale (SBI Taurus, SBI Bolero, SBI Jaguar and SBI Rock) and the agreement to sell the SBI Sousta, and a write-off of approximately $0.4 million, or $0.04 per diluted share, of deferred financing costs on the credit facilities related to the SBI Taurus, SBI Bolero and SBI Jaguar.
•Total vessel revenues for the first nine months of 2021 were $131.8 million, compared to $113.7 million for the same period in 2020. EBITDA for the first nine months of 2021 was $85.8 million and EBITDA for the first nine months of 2020 was a loss of $134.6 million (see Non-GAAP Financial Measures below).
•For the first nine months of 2021, the Company’s adjusted net income was $31.7 million, or $2.60 adjusted per diluted share, which excludes the impact of a gain on bargain purchase of Seajacks of $54.8 million, transaction costs of approximately $48.1 million related to the acquisition of Seajacks, a gain subsequent to an increase in fair value less costs to sell related to the assets held for sale of $22.8 million and the write-off of deferred financing costs on the related credit facilities of $7.2 million. Adjusted EBITDA for the first nine months of 2021 was $50.4 million (see Non-GAAP Financial Measures below).
•For the first nine months of 2020, the Company’s adjusted net loss was $169.4 million, or $19.16 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $36.6 million and the write-off of deferred financing costs on credit facilities related to three sold vessels of approximately $0.4 million. Adjusted EBITDA for the first nine months of 2020 was a loss of $97.9 million (see Non-GAAP Financial Measures below).
Liquidity
As of December 3, 2021, the Company had approximately $185.0 million in cash and cash equivalents. The Company also continues to hold approximately 2.16 million common shares of Scorpio Tankers Inc. (NYSE: STNG).
Newbuilding Contract
On December 1, 2021, the Company exercised the option it held with Daewoo Shipbuilding and Marine Engineering for the construction of its second next-generation offshore wind turbine installation vessel (“WTIV”). The contract price is $326.0 million and the vessel will be delivered in the second quarter of 2025.
The vessel is an NG-16000X design by GustoMSC , and includes a 2,600 Ton Leg Encircling Crane from Huisman Equipment B.V. of the Netherlands. The vessel will be capable of installing up to 20 Megawatt turbines at depths of up to 65 meters of water, and it can be adapted to operate on the alternate fuels of LNG or Ammonia.
Debt Overview
The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of September 30, 2021 and December 3, 2021, are as follows (dollars in thousands):

	As of September 30, 2021	As of December 3, 2021
Credit Facility	Amount Outstanding
$60.0 Million ING Revolving Credit Facility	$40,000	$—
$87.7 Million Subordinated Debt	87,650	87,650
$70.7 Million Redeemable Notes	70,686	70,686
Total	$198,336	$158,336

In November 2021, the Company repaid $40.0 million outstanding under the $60.0 Million ING Revolving Credit Facility.
Equity Raise
In November 2021, the Company raised net proceeds of approximately $166.6 million in an underwritten public offering of approximately 19.4 million shares of its common stock at $9.00 per share. As of December 3, 2021, 39,041,204 common shares and 700,000 preferred shares were outstanding.
Quarterly Cash Dividend
In the third quarter of 2021, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.01 per share totaling approximately $0.2 million.

On December 8, 2021, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about December 29, 2021, to all shareholders of record as of December 20, 2021. As of December 3, 2021, 39,041,204 common shares and 700,000 preferred shares were outstanding.
Share Repurchase Program
As of December 3, 2021, the Company had $31.9 million remaining under the authorized share repurchase program. The Company did not repurchase any securities during the three months ended September 30, 2021.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Future charter rates remain highly dependent on the duration and continuing impact of the COVID-19 pandemic, as evidenced by the recent resurgence of cases in India and other parts of the world and the uncertainty surrounding the spread of the recent Omicron variant of COVID-19. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition, including its transition to marine-based renewable energy, will depend on future developments, which are highly uncertain and cannot be predicted.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue:
Vessel revenue	$34,358	$46,690	$131,838	$113,679
Operating expenses:
Voyage expenses	2,880	1,697	17,461	4,517
Vessel operating costs	14,323	24,487	38,174	71,422
Charterhire expense	4,534	6,374	33,880	15,548
Vessel depreciation	4,163	14,090	4,163	39,113
General and administrative expenses	54,468	6,285	67,188	19,589
(Gain) loss / write-down on assets sold or held for sale	(830)	19,598	(22,814)	36,607
Total operating expenses	79,538	72,531	138,052	186,796
Operating (loss) income	(45,180)	(25,841)	(6,214)	(73,117)
Other income (expense):
Interest income	18	18	58	190
Gain on bargain purchase of Seajacks	54,761	—	54,761	—
(Loss) income from equity investments	(7,349)	(3,534)	21,868	(105,858)
(Loss) on derivative financial instruments	(114)	—	(114)	—
Foreign exchange income (loss)	439	(113)	442	(243)
Financial expense, net	(2,476)	(7,155)	(15,826)	(27,352)
Total other income (expense)	45,279	(10,784)	61,189	(133,263)
Income (loss) before income taxes	99	(36,625)	54,975	(206,380)
Income tax provision	961	—	961	—
Net (loss) income	$(862)	$(36,625)	$54,014	$(206,380)

Loss (earnings) per share:
Basic	$(0.06)	$(3.12)	$4.50	$(23.34)
Diluted	$(0.06)	$(3.12)	$4.41	$(23.34)

Basic weighted average number of common shares outstanding	14,736	11,724	12,013	8,843
Diluted weighted average number of common shares outstanding	14,736	11,724	12,251	8,843

Comprehensive income:
Net (loss) income	(862)	(36,625)	54,014	(206,380)
Other comprehensive income
Revaluation of derivative financial instruments, net of tax	70	—	70	—
Comprehensive (loss) income	$(792)	$(36,625)	$54,084	$(206,380)

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$65,430	$84,002
Accounts receivable	44,467	21,086
Prepaid expenses and other current assets	4,733	16,515
Contract fulfillment costs	458	—
Total current assets	115,088	121,603
Non-current assets
Vessels, net	536,185	—
Vessels under construction	17,962	—
Assets held for sale	—	708,097
Equity investments	39,956	24,116
Intangible assets	4,518	—
Contract fulfillment costs	1,034	—
Deferred tax asset	27,518	—
Deferred financing costs, net	—	1,143
Other assets	6,438	13,236
Total non-current assets	633,611	746,592
Total assets	$748,699	$868,195

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$127,650	$13,226
Capital lease obligations	—	32,677
Redeemable notes	17,672	—
Contract liabilities	8,656	—
Corporate income tax payable	2,690	—
Accounts payable and accrued expenses	49,986	41,113
Total current liabilities	206,654	87,016
Non-current liabilities
Bank loans, net	—	157,511
Capital lease obligations	—	351,070
Redeemable notes	53,014	—
Other liabilities	1,886	—
Total non-current liabilities	54,900	508,581
Total liabilities	261,554	595,597
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; 700,000 shares issued and outstanding at September 30, 2021 and no shares issued or outstanding at December 31, 2020	7	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares and 31,875,000 shares as of September 30, 2021 and December 31, 2020; outstanding 18,233,604 shares as of September 30, 2021 and 11,310,073 as of December 31, 2020	909	859
Paid-in capital	1,891,110	1,803,431
Common shares held in treasury, at cost; 35,869 shares and 1,934,092 shares at September 30, 2021 and December 31, 2020, respectively	(717)	(73,444)

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

Accumulated deficit	(1,404,234)	(1,458,248)
Other comprehensive income	70	—
Total shareholders’ equity	487,145	272,598
Total liabilities and shareholders’ equity	$748,699	$868,195

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Nine Months Ended September 30,
	2021	2020
Operating activities
Net income (loss)	$54,014	$(206,380)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted share amortization	10,896	5,552
Negative goodwill	(54,761)	—
Vessel depreciation	4,163	39,113
Amortization of deferred financing costs	658	2,880
Write-off of deferred financing costs	7,196	366
(Gain) loss / write-down on assets held for sale	(19,598)	33,894
Net unrealized (gains) losses on investments	(22,000)	106,730
Dividend income on equity investment	(647)	(872)
Drydocking expenditure	(3,443)	(16,606)
Deferred tax asset	(1,585)	—
Gain (loss) on derivatives	70	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	36,516	(7,933)
Decrease in prepaid expenses and other assets	28,733	23,421
Decrease in accounts payable and accrued expenses	(32,563)	(27,817)
Decrease in taxes payable	1,994	—
Net cash provided by (used in) operating activities	9,643	(47,652)
Investing activities
Sale of equity investment	64,155	42,711
Cash acquired in Seajacks acquisition	25,719	—
Dividend income on equity investment	647	872
Proceeds from sale of assets held for sale	496,107	52,518
Payments on vessels under construction	(18,372)	(42,495)
Net cash provided by (used in) investing activities	568,256	53,606
Financing activities
Proceeds from issuance of common stock	—	82,254
Proceeds from issuance of long-term debt	—	132,708
Repayments of long-term debt	(593,750)	(220,620)
Common shares repurchased	(1,407)	—
Dividends paid	(1,314)	(2,606)
Net cash (used in) provided by financing activities	(596,471)	(8,264)
Increase (decrease) in cash and cash equivalents	(18,572)	(2,310)
Cash and cash equivalents, beginning of period	84,002	42,530
Cash and cash equivalents, end of period	$65,430	$40,220

Conference Call on Results:
A conference call to discuss the Company’s results will be held at 10:00 AM Eastern Standard Time / 4:00 PM Central European Time on December 8, 2021. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 2709819. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/vy8x4ah4

About Eneti Inc.

Eneti Inc. is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels. Additional information about the Company is available on the Company’s website www.eneti-inc.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss) and related per share amounts, as well as adjusted EBITDA are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA.
EBITDA (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2021	2020	2021	2020
Net income (loss)	$(862)	(36,625)	$54,014	$(206,380)
Add Back:
Net interest expense	2,283	6,279	7,914	23,915
Depreciation and amortization (1)	11,708	16,482	22,914	47,912
Income tax (benefit) expense	961	—	961	—
EBITDA	$14,090	(13,864)	$85,803	$(134,553)

(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net income (loss) (unaudited)

	Three Months Ended September 30,
In thousands, except per share data	2021		2020
	Amount	Per share	Amount	Per share
Net income (loss)	$(862)	$(0.06)	$(36,625)	$(3.12)
Adjustments:
Gain on bargain purchase of Seajacks	(54,761)	(3.68)	—	—
Transaction costs	48,103	3.23	—	—
(Gain) loss / write-down on assets	(830)	(0.06)	19,598	1.67
Write-off of deferred financing cost	168	0.01	—	—
Total adjustments	$(7,320)	$(0.5)	$19,598	$1.67
Adjusted net income (loss)	$(8,182)	$(0.56)	$(17,027)	$(1.45)

	Nine Months Ended September 30,
In thousands, except per share data	2021		2020
	Amount	Per share	Amount	Per share
Net income (loss)	$54,014	$4.41	$(206,380)	$(23.34)
Adjustments:
Gain on bargain purchase of Seajacks	(54,761)	(4.47)	—	—
Transaction costs	48,103	3.93	—	—
(Gain) loss / write-down on assets	(22,814)	(1.86)	36,607	4.14
Write-off of deferred financing cost	7,196	0.59	366	0.04
Total adjustments	$(22,276)	$(1.81)	$36,973	$4.18
Adjusted net income (loss)	$31,738	$2.60	$(169,407)	$(19.16)

Adjusted EBITDA (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2021	2020	2021	2020
Net income (loss)	$(862)	(36,625)	$54,014	$(206,380)
Impact of adjustments	(7,320)	19,598	(22,276)	36,973
Adjusted net (loss) income	(8,182)	(17,027)	31,738	(169,407)
Add Back:
Net interest expense	2,283	6,279	7,914	23,915
Depreciation and amortization (1)	5,612	16,482	9,790	47,546
Income tax (benefit) expense	961	—	961	—
Adjusted EBITDA	$674	$5,734	$50,403	$(97,946)
        (1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Eneti Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)